UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

B.O.S. Better Online Solutions Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 80.00 per share

(Title of Class of Securities)

M20115180

(CUSIP Number)

June 11, 2015

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. M20115180

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA Global Master SPV, Ltd.
(98-0615462)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	140,128

	6	Shared Voting Power:	28,930

	7.	Sole Dispositive Power:	140,128

	8.	Shared Dispositive Power:	28,930

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	169,058

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percentage of Class Represented by Amount in Row (9):	8.18%*

12.	Type of Reporting Person (See Instructions):	OO

•	Calculations are based on 2,067,825 Ordinary Shares of the Issuer outstanding as of June 11, 2015. This Form 13G is filed jointly by YA Global Master SPV, Ltd. (“YA Global”), a Cayman Islands exempted company, its indirect subsidiary, YA Global II SPV, LLC (“YA II”), Yorkville Advisors Global, LP (“Yorkville IM”), a Delaware limited partnership and the investment manager to YA Global, Yorkville Advisors Global, LLC (“Yorkville GP”), a Delaware limited liability company and the general partner to Yorkville IM, and Matt Beckman, the Co-Portfolio Manage of Yorkville IM and Yorkville GP.

Item 1.
(a)	Name of Issuer: B.O.S. Better Online Solutions Ltd.
(b)	Address of Issuer’s Principal Executive Offices:

20 Freiman Street

Rishon LeZion, 75100, Israel

Item 2.	Identity and Background.
(a)	Name of Person Filing: YA Global Master SPV, Ltd.
(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship: Cayman Islands
(d)	Title of Class of Securities: Ordinary Shares, nominal value NIS 80.00 per share
(e)	Cusip Number: M20115180

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
(j)	☐ Group, in accordance with 240.13d(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 169,058

(b)	Percentage of Class: 8.18%*

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 140,128
(ii)	Shared power to vote or to direct the vote: 28,930
(iii)	Sole power to dispose or to direct the disposition: 140,128
(iv)	Shared power to dispose or to direct the disposition: 28,930

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

YA Global beneficially owned an aggregate of 169,058 Ordinary Shares of the Issuer as of June 11, 2015, consisting of 140,128 Ordinary Shares held directly and 28,930 Ordinary Shares held indirectly through its indirect subsidiary, YA II. Yorkville IM is the investment manager to YA Global and YA II, and in such capacity may be deemed to beneficially own 169,058 Ordinary Shares, the same number of Ordinary Shares as beneficially owned by YA Global. Yorkville GP is the general partner of Yorkville IM and as such may be deemed to beneficially own the same number of Ordinary Shares beneficially owned by YA Global. Matt Beckman is the Co-Portfolio Manager of Yorkville IM and Yorkville GP and as such may be deemed to beneficially own the same number of Ordinary Shares beneficially owned by YA Global.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

YA Global Master SPV, Ltd.
By: Yorkville Advisors Global, LP
Its: Investment Manager

By:	/s/ Troy J. Rillo	Date:	6/12/2015
Name: Troy J. Rillo
Its: Chief Compliance Officer

YA Global II SPV, LLC

By:	/s/ Troy J. Rillo	Date:	6/12/2015
Name: Troy J. Rillo
Its: Chief Compliance Officer

Yorkville Advisors Global, LP

By:	/s/ Troy J. Rillo	Date:	6/12/2015
Name: Troy J. Rillo
Its: Chief Compliance Officer

Yorkville Advisors Global, LLC

By:	/s/ Troy J. Rillo	Date:	6/12/2015
Name: Troy J. Rillo
Its: Chief Compliance Officer

By:	/s/ Matt Beckman	Date:	6/12/2015
Matt Beckman, as Co-Portfolio Manager of
Yorkville Advisors Global, LP and
Yorkville Advisors Global, LLC